DRUMMOND FINANCIAL CORPORATION





January  14,  2003


Dear  Shareholder  of  Drummond  Financial  Corporation:

Enclosed are documents relating to the offer by Drummond Financial Corporation ("Drummond") to purchase all of the issued and outstanding common stock, par value $0.01 (the "Common Shares") of Drummond, not held by certain of the officers, directors and associates of Drummond, at a price of $1.25 in cash per share (the "Offer").

The Offer is being made in accordance with the terms and conditions set out in the court order approving the settlement of the action commenced in the Court of Chancery of the State of Delaware titled In Re Drummond Financial Corporation Shareholder Litigation (Civil Action No. 17422-NC) (the "Action"), among Gibralt Capital Corporation and Drummond and certain of its officers, directors and associates, as further described in the enclosed documentation.

The  Offer  is open until 10:00 a.m. (Eastern Standard time) on Friday, February
14, 2003, and is subject to certain conditions described in the enclosed documentation.

The accompanying documents describe fully the terms, conditions and purpose of the Offer and include detailed instructions for tendering your Common Shares. I urge you to review the enclosed documents carefully, and to consult with your investment dealer, broker, bank manager, lawyer or other professional advisor if you desire advice on how to proceed. Questions regarding the Offer may be directed to CIBC Mellon Trust Company at the address and telephone number set out in the accompanying Letter of Transmittal.

Yours  truly,

/s/  Michael  J.  Smith

Michael  J.  Smith
President, Chief Executive Officer, Chief Financial Officer, and Secretary